Kontakt

www.linkedin.com/in/benny-mandos-91201817a (LinkedIn)

Benny Mandos

World's first backpack made of Ocean Impact Plastic | Social-Entrepreneur | Founder GOT BAG #CreateAnImpact

Frankfurt/Rhein-Main

Zusammenfassung

“Jedes Jahr gelangen mehrere Millionen Tonnen Plastikmüll in unsere Ozeane. Seevögel, Wale und andere Meerestiere sterben, weil sie Plastik in ihren Mägen haben. Das muss aufhören!”

Mit der Idee, aus diesen Plastikabfällen etwas Neues zu schaffen, haben wir den weltweit ersten Rucksack aus Ocean Impact Plastic entwickelt .

Aber zum Anfang: Eigentlich war mein Berufswunsch Fotograf, mit 22 bin ich dann doch Kameramann geworden. Eine wahnsinnig spannende und intensive Zeit. In meinen 20ern war ich auf Produktionen in Afrika, Brasilien, rund um den Globus. Bei Weltmeisterschaften und Olympischen Spielen. Währenddessen hab ich mit meinem Onkel eine Agentur gegründet mit dem Schwerpunkt interne Kommunikation.

Eine lange Autofahrt mit einem Schulfreund veränderte dann mein Leben. Wir hatten viel Zeit zum Quatschen und ich habe ihm von den verheerenden Eindrücken erzählt, die ich in Thailand gesammelt habe. Die Strände waren voller Plastikmüll, der aus dem Meer angeschwemmt wurde. Und dann haben wir beschlossen, etwas dagegen zu unternehmen.

Das Meer liegt uns beiden schon seit Kindesbeinen sehr am Herzen. Noch bevor ich laufen konnte, hat mich mein Papa auf dem Segelboot mit aufs Meer genommen. Mein Schulfreund hat schon früh mit dem Surfen angefangen.

Also gings ans Tüfteln, Recherchieren und Ideen umsetzen. Wie kann man das Plastik bergen? Wie kann man es weiterverarbeiten? Wie sieht der perfekte Rucksack aus?

Das war die Geburtsstunde von GOT BAG. Mein Unternehmer-Gen verband sich mit der sozialen Ader meines Elternhauses (beide bei der Lebenshilfe tätig) und so ist nach 2,5 Jahren Entwicklungszeit der erste Rucksack aus Ocean Impact Plastic auf den Markt gekommen.

Das Ziel von GOT BAG: Wir wollen aktiv gegen die voranschreitende Plastikvermüllung unserer Meere vorgehen und zu einem bewussteren Umgang mit natürlichen Ressourcen anregen. Unter dem Slogan „Create an Impact" fordern wir dazu auf, gemeinsam Veränderung zu bewirken.

Wenn Du mehr über meine Reise als Social-Entrepreneur wissen willst, folge mir hier auf LinkedIn, oder schreibe mir eine Nachricht.

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Berufserfahrung

GOT BAG
Lead of Company
Oktober 2016 - Present (7 Jahre 5 Monate)
Mainz, Rheinland-Pfalz, Deutschland

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